                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                         Gundle/SLT Environmental, Inc.
                              (Name of the Issuer)

                         Gundle/SLT Environmental, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    402809107
                      (CUSIP Number of Class of Securities)

                                 Samir T. Badawi
                      President and Chief Executive Officer
                         Gundle/SLT Environmental, Inc.
                                19103 Gundle Road
                              Houston, Texas 77073
                                 (281) 443-8564
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:
                                 Kathy L. Tedore
                             Porter & Hedges, L.L.P.
                            700 Louisiana, Suite 3500
                            Houston, Texas 77002-2764
                                 (713) 226-0659

    This statement is filed in connection with (check the appropriate box):

         a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101 ) or Rule 13e-3(c)
(Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                            Calculation of Filing Fee


-----------------------------------              -------------------------------
       Transaction valuation*                         Amount of filing fee
-----------------------------------              -------------------------------
           $233,974,925                                      $18,929
-----------------------------------              -------------------------------

*The underlying value of the transaction is $233,974,925, which is determined by adding (i) $213,350,103, payable to owners of Common Stock, and (ii) $20,624,822, payable to holders of options to purchase shares of Common Stock. The filing fee equals the product of 0.00008090 multiplied by the underlying value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $18,929

Form or Registration No.:  Preliminary Proxy Statement on Schedule 14A

Filing Party:              Gundle/SLT Environmental, Inc.

Date Filed:                January 27, 2004

         Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved this transaction, (ii) passed on the merits or fairness of this transaction, or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.
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                                  INTRODUCTION

         This Rule 13e-3 transaction statement on Schedule 13E-3 (this "SCHEDULE 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") by Gundle/SLT Environmental, Inc. (the "COMPANY"). This Schedule 13E-3 relates to the Plan and Agreement of Merger, dated as of December 31, 2003, by and among GEO Holdings Corp., a Delaware corporation ("GEO HOLDINGS"), GEO Sub Corp., a Delaware corporation and a wholly-owned subsidiary of GEO Holdings ("MERGER SUB"), and the Company, a Delaware corporation (the "MERGER AGREEMENT").

         If the Merger Agreement and the merger transaction contemplated thereby (the "MERGER") are approved by the Company's stockholders and the other conditions to the closing of the Merger are satisfied or waived, Merger Sub will be merged with and into the Company, with the Company being the surviving corporation. After the Merger, the Company will be owned by GEO Holdings, and GEO Holdings will be owned by Code Hennessy & Simmons IV LP, a private equity investment fund, certain officers of the Company and certain co-investors. Any co-investors will not have been affiliated with the Company, its affiliates or its Board of Directors prior to the Merger, and may own, collectively, up to 2% of GEO Holdings Common Stock. Samir T. Badawi, Ernest C. English, Jr., Gerald E. Hersh, James T. Steinke, Paul A. Firrell, and Mohamed Ayoub (collectively, the "CONTINUING INVESTORS") will exchange some of their outstanding Company stock options for options to acquire equity interests in GEO Holdings, estimated to represent approximately 8% of the equity of GEO Holdings on a fully-diluted basis immediately following the Merger. Each Continuing Investor will sell or "cash-out" the remainder of his current equity interests in the Company in the Merger. Each share of the Company common stock will be valued at $18.50 per share and the shares underlying the Company stock options will be valued at the difference between $18.50 and the exercise price of the option. As a result of the Merger, the Company will be a privately held company and there will be no public market for its common stock. The Company will also apply to the New York Stock Exchange for the delisting of shares of the Company common stock and to the SEC for the deregistration of the Company common stock under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). The Company, however, will likely be required to resume filing periodic reports with the SEC if it issues debt securities registered under the Securities Act of 1933, as amended.

         The Company has filed with the SEC an amended preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act (the "PROXY STATEMENT") relating to a special meeting of the stockholders of the Company. At the meeting, stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and the Merger.

         The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference into this Schedule 13E-3, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to such terms in the Proxy Statement.

         This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act.


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ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Parties to the Merger--Gundle/SLT Environmental, Inc." and "The Parties to the Merger--Gundle/SLT Environmental, Inc." is incorporated herein by reference.

(b) Securities. The exact title of the subject class of the equity security is Gundle/SLT Environmental, Inc. Common Stock, par value $0.01 per share (the "COMMON STOCK"). The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Special Meeting--Record; Voting; Quorum; and Share Ownership of Management" and "The Special Meeting--Record Date and Quorum Requirement" is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "Market Price and Dividend Information" is incorporated herein by reference.

(d) Dividends. The Company has not paid dividends during the past two years with respect to the Common Stock. The information set forth in the Proxy Statement under the caption "Market Price and Dividend Information" is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

(f) Prior Stock Purchases. The Company has not purchased any of the Common Stock during the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person is the Company (the subject company). The business address and telephone number of the filing person is 19103 Gundle Road, Houston, Texas 77073 and (281) 443-8564. The names of each executive officer and director of the Company are as follows: Samir T. Badawi, James R. Burke, Bruce Cummings, James R. Gibbs, T. William Porter, Edward T. Sheehan, Roger J. Klatt, Ernest C. English, Jr., Paul A. Firrell, Gerald E. Hersh and James T. Steinke. The address for each executive officer and director of the Company is as follows: c/o Gundle/SLT Environmental, Inc., 19103 Gundle Road, Houston, Texas 77073.

         The name and address of each director of Wembley Ltd. is as follows:
(1) Samir T. Badawi, c/o Gundle/SLT Environmental, Inc., 19103 Gundle Road, Houston, Texas 77073 and (2) E. Lisk Wyckoff, Jr., 10 Longacre Lane, PO Box 658, Old Lyme, Connecticut 06371.

         The information set forth in the Proxy Statement under the caption "Securities Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

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(b) Business and Background of Entities. Wembley Ltd.'s principal business activity is to act as a stockholder of the Company. (Wembley Ltd. was formerly the sole stockholder of SLT Environmental, Inc., a Delaware corporation, prior to its merger with Gundle Environmental Systems, Inc. in 1995.) Wembley Ltd. is organized in the British Virgin Islands. During the last five years, Wembley, Ltd. has neither been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


         The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Parties to the Merger--Gundle/SLT Environmental, Inc." and "The Parties to the Merger--Gundle/SLT Environmental, Inc." is incorporated herein by reference.


(c) Business and Background of Natural Persons. The following sets forth the business and background of each executive officer and director of the Company.

         SAMIR T. BADAWI has served as chairman of the board of directors of the Company since 1995. From 1998 to the present, he has served as the president and chief executive officer of the Company. From 1993 to 1995, Mr. Badawi served as chairman of the board of directors of SLT Environmental, Inc. and financial advisor to a group of private investors. For twenty-five years prior to 1993, Mr. Badawi served as a managing partner of Ernst & Young International in the State of Bahrain, and in other capacities with Ernst & Young in the United States, Europe and the Middle East. Mr. Badawi is a citizen of the United States.

         JAMES R. BURKE has served as the chief executive officer of Access Oil Tools, Inc. since April 2000. Prior to joining Access Oil Tools, Mr. Burke was an independent consultant in the oil service industry from July 1998 to April 2000. He was president of the products and equipment division of Weatherford Enterra, Inc. from January 1996 until July 1998. Mr. Burke is a citizen of the United States.

         Access Oil Tools, Inc. is a manufacturer of high quality tubular handling tools used by the oil and gas drilling industry worldwide. The business address of Access Oil Tools, Inc. is 3711 Melancon Road, Broussard, Louisiana 70518.

         BRUCE CUMMINGS has served as president of Elben L.L.C., a company that provides corporate finance advisory work, since February 1999. Mr. Cummings was managing director of Salomon Smith Barney from 1987 to February 1999. He was senior vice president of E. F. Hutton & Co., Inc. from 1984 to 1987. Mr. Cummings is a citizen of the United States.

         The business address of Elben L.L.C. is 126 East 56th Street, 28th Floor, New York, New York 10022.

         JAMES R. GIBBS serves as chairman of the board, president and chief executive officer of Frontier Oil Corporation. He assumed the position of chief executive officer in April 1992, and the position of chairman in April 1999. Mr. Gibbs is a member of the board of directors of Smith International, Inc., a director of Veritas DGC Inc., and an advisory director of Frost National Bank, N.A. Mr. Gibbs is a citizen of the United States.


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         Frontier Oil Corporation is an independent oil refining and marketing company with complex refineries located in Wyoming and Kansas. Frontier Oil Corporation's primary products of gasoline, diesel and asphalt are marketed in the Rocky Mountain and Plains States. The business address of Frontier Oil Corporation is 10000 Memorial Drive, Suite 600 Houston, Texas 77024.

         T. WILLIAM PORTER has served as the chairman of Porter & Hedges, L.L.P., a Houston law firm that serves as the Company's principal outside counsel, and has been a partner of that firm since its formation in 1981. Mr. Porter is also a director of U.S. Concrete, Inc. Mr. Porter is a citizen of the United States.

         The business address of Porter & Hedges, L.L.P. is 700 Louisiana Ave., 35th Floor, Houston, Texas 77002.

         EDWARD T. SHEEHAN has served as chief executive officer of Clean Earth, Inc. since September 2002. From July 1999 to August 2002, he served as a general business consultant, consulting in the area of business plan development, among other things. He served as chairman of the board and chief executive officer of United Road Services, Inc. from October 1997 to June 1999. Mr. Sheehan was president of United Waste Systems, Inc. from December 1992 to August 1997, and chief operating officer of United Waste Systems, Inc. from 1994 to August 1997. He was senior vice president and chief financial officer of Clean Harbors, Inc., a publicly held environmental services company, from September 1990 to April 1992. From 1966 to 1990 he held several different financial management positions with the General Electric Company. Mr. Sheehan is a citizen of the United States.

         Clean Earth, Inc. offers integrated environmental services and solutions to a wide range of professional, industrial and government clientele across the country. The business address of Clean Earth, Inc. is 334 South Warminster Road, 2nd Floor, Hatboro, Pennsylvania, 19040. United Road Services, Inc. is a national provider of motor vehicle and equipment towing, recovery and transport services with operating locations across the United States and Canada. The business address of United Road Services, Inc. is 10701 Middlebelt Road, Romulus, Michigan 48174.

         ROGER J. KLATT has served as the executive vice president, treasurer, assistant secretary and chief financial officer of the Company since 1994. Prior to joining the Company, Mr. Klatt served as vice president and chief financial officer of Cabot Oil and Gas beginning in 1990. From 1988 to 1990, he served as executive vice president and chief financial officer of Baptist Hospital and Health Systems, Inc. From 1980 to 1988, Mr. Klatt worked at Marathon Manufacturing Company as Vice President-Finance and Vice President-Treasurer. From 1965 to 1980, he worked at FMC Corporation ultimately as the group controller of the Petroleum Equipment Group. Mr. Klatt is a citizen of the United States.

         ERNEST C. ENGLISH, JR. has served as the vice president and general manager of North America Operations of the Company since 1999. From 1996 to 1999, he served as the construction controller and then corporate controller of the Company. From 1994 to 1996, Mr. English served as financial officer of Stewart & Stevenson Operations, Inc. during the


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merger of Creole International, Inc. into Stewart & Stevenson Operations. From
1987 to 1994, he served as chief financial officer of Creole International. Mr. English is a citizen of the United States.

         PAUL A. FIRRELL has served as the vice president and general manager of Europe/Middle East/Africa Operations of the Company since 2000. From 1996 to 2000, he served as the managing director, UK Operations, of the Company involved in the sales, installation, and manufacturing operations in the UK. From 1992 to 1996, Mr. Firrell owned and managed a geomembrane installation company in England that was acquired by the Company in 1996. Mr. Firrell is a British citizen.

         GERALD E. HERSH has served as the vice president and general manager of U.S. Installation Operations of the Company since 2000. From 1996 to 2000, he served as the Vice President-U.S. Installation Services. From 1994 to 1996, Mr. Hersh served as Senior Vice President-Operations for Joy Environmental Technologies, Inc. From 1985 to 1994, he served as Senior Vice President-Commercial Operations for Tampella Power Corporation. Mr. Hersh is a citizen of the United States.

         JAMES T. STEINKE has served as the vice president and general manager of Asia/Pacific Operations of the Company since 1999. From 1995 to 1999, he served as the Vice President-International Sales for Central and South America. From 1993 to 1995, Mr. Steinke served as the Vice President-U.S. Installation Services. From 1985 to 1993, he served in different capacities within the Company. Prior to joining the Company, Mr. Steinke served 21 years in the U.S. Nuclear Submarine Service. Mr. Steinke is a citizen of the United States.

         The following sets forth the business and background of each director of Wembley Ltd.

         SAMIR T. BADAWI has served as chairman of the board of directors of the Company since 1995. From 1998 to the present, he has served as the president and chief executive officer of the Company. From 1993 to 1995, Mr. Badawi served as chairman of the board of directors of SLT Environmental, Inc. and financial advisor to a group of private investors. For twenty-five years prior to 1993, Mr. Badawi served as a managing partner of Ernst & Young International in the State of Bahrain, and in other capacities with Ernst & Young in the United States, Europe and the Middle East. Mr. Badawi is a citizen of the United States.

         E. LISK WYCKOFF, JR. has served as a member of the law firm E. Lisk Wyckoff, Jr. LLC since January 1, 2003, practicing in the areas of Tax, Trust and Estates, and Charitable Organization matters. He was a partner in the law firm of Kramer Levin Naftalis & Frankel from 1993 until he retired from the firm in 2001. Mr. Lisk was admitted to the New York Bar in 1961. He is trustee and president of Homeland Foundation, Inc., a 501(c)(3) organization operating Wethersfield House, Gardens and Farm and making grants to charitable organizations. He is also director and chairman of the 1652 Wyckoff House and Family Association and a trustee of the Wildlife Conservation Society, The Goodspeed Opera House, The New York Historic House Trust, the Florence Griswold Museum and Concilium Sodalium for Vatican Museums. Mr. Lisk lectures before various groups for Practicing Law Institute and New York University Institute of Federal Taxation on Tax and Trust and Estate matters. He has also been


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the commentator for McKinney's Not-For-Profit Corporation Law since 1998 and author and directing editor of West's McKinney's Forms on Estates and Surrogate Law Practice since 1980. E. Lisk Wyckoff is a citizen of the United States.

         The business address of E. Lisk Wyckoff, Jr. LLC is 10 Longacre Lane, PO Box 658, Old Lyme, Connecticut 06371. The business address of Kramer Levin Naftalis & Frankel is 919 Third Avenue, New York, New York 10022.

         During the last five years, none of the persons referred to in this
Item 3(c) have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Merger," "The Special Meeting--Required Vote and Voting Procedures," "The Merger--Recommendation of Our Board of Directors and Reasons for the Merger," "The Merger--Interests of the Company's Directors and Officers," "The Merger--Effects of the Merger," "The Merger--Material United States Federal Income Tax Considerations," "The Merger--Accounting Treatment," "The Merger Agreement--The Merger" and "The Merger Agreement--Payment for Shares and Options" is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Interests of the Company's Directors and Officers" "Summary Term Sheet--The Merger Agreement--Purposes and Effects of the Merger," "Summary Term Sheet--Treatment of Stock Options," "Summary Term Sheet--Conditions to the Merger," "Questions and Answers About the Merger," "Parties to the Merger--GEO Holdings Corp. and GEO Sub Corp.," "The Merger--Recommendation of Our Board of Directors and Reasons for the Merger," "The Merger--Interests of the Company's Directors and Officers" and "The Merger Agreement--Merger Consideration" is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Appraisal Rights," "Questions and Answers About the Merger," "The Merger--Appraisal Rights," "The Merger Agreement--Payment for Shares and Options--Appraisal Rights" and "Appendix D" is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. None.

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(b) Significant Corporate Events. The information set forth in the Proxy
Statement under the captions "Summary Term Sheet," "The Merger--Background of the Merger" "The Merger--Interests of the Company's Directors and Officers," "The Merger--Source of Funds," "The Merger Agreement" and "Appendix A" is incorporated herein by reference.

(c) Negotiations or Contracts. None.

(e) Agreements Involving the Subject Company's Securities. The Company has options outstanding to its directors and executive officers under the Amended and Restated 1995 Incentive Stock Plan and the 1996 Non-Qualified Stock Option Plan for Non-Employee Directors. With the exception of the options being exchanged by certain of our officers, all other options will be cashed out in connection with completion of the Merger. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Interests of the Company's Directors and Officers," "Summary Term Sheet--The Merger--Voting Agreement," "Questions and Answers About the Merger," "The Merger--Interests of the Company's Directors and Officers--Management Investment Position and Stock Option Exchange," "The Merger--Voting Agreement" and "Appendix C" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger Agreement--Effective Time of the Merger and Payment for Shares," "Summary Term Sheet--Merger Agreement--Treatment of Stock Options," "Questions and Answers About the Merger," "The Merger Agreement--The Merger--Merger Consideration," "The Merger Agreement--Payment for Shares and Options" and "Appendix A" is incorporated herein by reference.

(c) Plans. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers," "Market Price and Dividend Information," "The Merger--Background of the Merger," "The Merger--Interests of the Company's Directors and Officers," "The Merger--Effects of the Merger," "The Merger--Source of Funds," "The Merger Agreement--The Merger," "The Merger Agreement--Charter Documents" and "The Merger Agreement--Directors and Officers" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Merger," "The Merger--Background of the Merger" and "The Merger--Recommendation of Our Board of Directors and Reasons for the Merger" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Recommendation of Our Board of Directors and Reasons for the Merger," "Summary Term Sheet--The Merger--Opinion of the Board of Directors' Financial Advisor," "The Merger--Background of the Merger" and "The Merger--Recommendation of Our Board of Directors and Reasons for the Merger" is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under the captions "The Merger--Background of the Merger" and "The Merger--Recommendation of Our Board of Directors and Reasons for the Merger" is incorporated herein by reference.

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(d) Effects. The information set forth in the Proxy Statement under the captions
"Summary Term Sheet," "Questions and Answers About the Merger," "The Merger--Effects of the Merger," "The Merger--Material United States Federal Income Tax Considerations" and "The Merger Agreement--Payment for Shares and Options" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) Fairness. The information set forth in the Proxy Statement under the captions "The Merger--Background of the Merger," "The Merger--Recommendations of Our Board of Directors and Reasons for the Merger" and "The Merger--Opinion of Harris Williams Advisors, Inc." is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "The Merger--Background of the Merger," "The Merger--Recommendations of Our Board of Directors and Reasons for the Merger" "The Merger--Opinion of Harris Williams Advisors, Inc." and "The Merger--Interests of the Company's Directors and Officers" is incorporated herein by reference.

(c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Special Meeting--Required Vote" and "The Special Meeting--Required Vote and Voting Procedures" is incorporated herein by reference.

(d) Unaffiliated Representative. A majority of directors who are not employees of the subject company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Recommendation of Our Board of Directors and Reasons for the Merger," "Summary Term Sheet--The Merger--Opinion of the Board of Directors' Financial Advisor," "The Merger--Background of the Merger," "The Merger--Recommendations of Our Board of Directors and Reasons for the Merger" and "The Merger--Opinion of Harris Williams Advisors, Inc." is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the caption "Summary Term Sheet--The Merger," "Questions and Answers About the Merger," "The Merger--Recommendations of Our Board of Directors and Reasons for the Merger" is incorporated herein by reference.

(f) Other Offers. The information set forth in the Proxy Statement under the captions "The Merger--Background of the Merger" and "The Merger--Recommendations of Our Board of Directors and Reasons for the Merger" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Opinion of the Board of Directors' Financial Advisor," "Questions and Answers About the Merger," "The Merger--Background of the Merger," "The Merger--Recommendations of Our Board of Directors and Reasons for the Merger," "The Merger--Opinion of Harris Williams Advisors, Inc." and "Appendix B" is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The amount of consideration to be paid was determined through the auction process described in the Proxy


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Statement in "The Merger--Background of the Merger," "The
Merger--Recommendations of Our Board of Directors and Reasons for the Merger," "The Merger--Opinion of Harris Williams Advisors, Inc." and "Appendix B." The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Opinion of the Board of Directors' Financial Advisor," "Questions and Answers About the Merger," "The Merger--Background of the Merger," "The Merger--Recommendations of Our Board of Directors and Reasons for the Merger," "The Merger--Opinion of Harris Williams Advisors, Inc." and "Appendix B" is incorporated herein by reference.

(c) Availability of Documents. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company common stock or any representative who has been designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Source of Funds," "Summary Term Sheet--The Merger--Interests of the Company's Directors and Officers," "The Merger--Interests of the Company's Directors and Officers," "The Merger--Source of Funds" is incorporated herein by reference.

(b) Conditions. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Source of Funds," "Summary Term Sheet --The Merger--Interests of the Company's Directors and Officers," "Summary Term Sheet--The Merger Agreement--Conditions to the Merger," "Questions and Answers About the Merger," "The Merger--Source of Funds" "The Merger Agreement--Conditions to the Merger" and "The Merger--Interests of the Company's Directors and Officers--Anticipated New Employment Agreements," is incorporated herein by reference.

(c) Expenses. Estimated fees and expenses to be incurred by the Company in connection with the merger are as follows:


 Legal, accounting and consulting fees and expenses                   $4,567,000
 Financial advisory fees and expenses                                  8,604,000
 Financing fees and expenses                                           8,568,000
 Printing, SEC and other fees and expenses                               261,000
                                                                     -----------
               TOTAL                                                 $22,000,000
                                                                     ===========


         The Company will be responsible for all of the foregoing fees and expenses if the Merger occurs. If the Merger is not completed, each of the Company, on the one hand, and GEO Holdings and Merger Sub, on the other, would pay its own fees and expenses, provided that the Company would be obligated under certain circumstances to pay a termination fee. The information set forth in the Proxy Statement under the caption "The Merger Agreement--Termination Fee Payable to GEO Holdings Corp." is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Source of Funds" and "The Merger--Source of Funds" is incorporated herein by reference. In addition, the information set forth in the Bank and Bridge Facilities Commitment Letter by and among UBS Loan Finance LLC, UBS Securities LLC and GEO Holdings Corp. dated December 31, 2003, and attached hereto as Exhibit (b), is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Proxy Statement under the caption "Securities Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b) Securities Transactions. None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Voting Agreement," "Summary Term Sheet--The Merger--Recommendation of Our Board of Directors and Reasons for the Merger," "Summary Term Sheet--The Special Meeting--Record Date; Voting; Quorum and Share Ownership of
Management," "Questions and Answers About the Merger," "The Merger--Voting Agreement," "The Merger--Recommendation of Our Board of Directors and Reasons for the Merger" and "Appendix C" is incorporated herein by reference.

(e) Recommendations of Others. None of the officers of the company or Wembley Ltd. has made a recommendation either in support of or opposed to the transaction. The information set forth in the Proxy Statement under the captions "Summary Term Sheet--The Merger--Recommendation of Our Board of Directors and Reasons for the Merger," "The Merger--Recommendation of Our Board of Directors and Reasons for the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Proxy Statement under the captions "Selected Pro Forma and Historical Financial Data" and "Where You Can Find More Information" is incorporated herein by reference. In addition, the information set forth in the Consolidated Financial Statements included in Gundle/SLT Environmental, Inc.'s Annual Report on Form 10-K for the fiscal year ending December 31, 2003 is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Proxy Statement under the captions "Selected Pro Forma and Historical Financial Data" and "Unaudited Pro Forma Consolidated Financial Statements" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger" and "Additional Information--Solicitation of Proxies/Costs" is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Merger" and "Additional Information--Solicitation of Proxies/Costs" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a)(1)   Letter to Stockholders.(1)

(a)(2)   Notice of Special Meeting of Stockholders.(1)

(a)(3)   Preliminary Proxy Statement.(1)

(b) Bank and Bridge Facilities Commitment Letter by and among UBS Loan Finance LLC, UBS Securities LLC and GEO Holdings Corp. dated December 31, 2003.

(c) Fairness Opinion of Harris Williams Advisors, Inc., dated as of December 30, 2003.

(d)(1) Plan and Agreement of Merger of Geo Sub Corp. and Gundle/SLT Environmental, Inc., dated as of December 31, 2003.(1)

(d)(2) Voting Agreement by and between Wembley Ltd. and GEO Holdings Corp., dated as of December 31, 2003.(1)

(f)      Section 262 of the Delaware General Corporation Law.(1)

(g)      None.

--------------

(1) Incorporated herein by reference to the Preliminary Proxy Statement on
Schedule 14A filed on January 27, 2004.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 9, 2004


                                        GUNDLE/SLT ENVIRONMENTAL, INC.



                                        By:        /s/ Samir T. Badawi
                                           -------------------------------------
                                                       Samir T. Badawi,
                                           President and Chief Executive Officer

                               INDEX TO EXHIBITS

Exhibit
  No.                  Description
-------                -----------

(a)(1)   Letter to Stockholders.(1)

(a)(2)   Notice of Special Meeting of Stockholders.(1)

(a)(3)   Preliminary Proxy Statement.(1)

(b) Bank and Bridge Facilities Commitment Letter by and among UBS Loan Finance LLC, UBS Securities LLC and GEO Holdings Corp. dated December 31, 2003.

(c) Fairness Opinion of Harris Williams Advisors, Inc., dated as of December 30, 2003.

(d)(1) Plan and Agreement of Merger of Geo Sub Corp. and Gundle/SLT Environmental, Inc., dated as of December 31, 2003.(1)

(d)(2) Voting Agreement by and between Wembley Ltd. and GEO Holdings Corp., dated as of December 31, 2003.(1)

(f)      Section 262 of the Delaware General Corporation Law.(1)

(g)      None.